Exhibit 99.1

Medigus Increases Holdings in ScoutCam

The Company Increased its Ownership in ScoutCam to 50.1% Following the Conversion of Credit into Equity

OMER, Israel, June 24, 2020- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that it was issued additional shares of common stock and warrants in ScoutCam (OTC:SCTC), the Company’s subsidiary and a leading developer and manufacturer of customized visual solutions and supplementary technologies, following the conversion of outstanding credit in the amount of $381,136. Following the conversion, the Company now holds 50.1% in ScoutCam.

This conversion follows a recent investment of two million dollars in ScoutCam by Mori Arkin, a prominent life sciences and pharmaceuticals entrepreneur.

“As we continue to witness ScoutCam’s great potential, we strongly believe it’s in Medigus’s best interest to maintain our majority stake. During recent months, ScoutCam has engaged lucrative new customers, strengthened its IP and revealed new and exciting developments to the public.” said Liron Carmel, CEO of Medigus.

ScoutCam is a leading provider of customized visual solutions for organizations across a variety of industries in the form of highly resistant micro cameras and supplementary technologies. ScoutCam devices are used across the medical, aerospace, industrial, research and defense industries.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of payments made to the Company for nor the successful supply of the ordered products. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com